TSX: POM, AMEX: PLM 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-26

POLYMET UPDATES EISAND PERMIT SCHEDULE FOR ITS NORTHMET
COPPER-NICKEL-PRECIOUS METALS PROJECT

Vancouver, British Columbia, November 7, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) ("PolyMet" or the "Company") reported today that it expects that the State of Minnesota Department of Natural Resources and US Army Corps of Engineers will complete their evaluation of PolyMet’s operating plans in January 2008 leading to publication of the draft Environmental Impact Statement (draft EIS) for the PolyMet project around the end of 1st quarter of 2008. PolyMet owns the NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Completion of the draft EIS will be the culmination of a three-year effort involving PolyMet, PolyMet consultants, multiple governmental agencies and an independent EIS contractor. In addition to providing a detailed project description, PolyMet has submitted more than 70 detailed technical reports to assist those preparing the EIS to assess the environmental impacts of the project and to explore and evaluate the environmental impact of alternative approaches. Once completed, the draft EIS will be formally published in the Federal Register and State EQB Monitor. Publication will initiate a 30-day state and parallel 45-day federal public comment period.

"The agencies have indicated that they need another couple of months to complete their evaluation of the project," stated LaTisha Gietzen, Vice President of Public, Government, and Environmental Affairs for PolyMet. "We have seen significant progress on the work the agencies and their independent contractor have completed over the last several months. However, this will be the first non-ferrous mine to be permitted in Minnesota, and the agencies are intent on making sure that the project is well understood and will be able to be permitted under Minnesota’s strict environmental regulations."

She continued, "Everyone recognizes that preparing a very high-quality draft EIS is key to the entire permitting process. Spending a little more time to ensure that everything is complete, properly reviewed, and carefully edited before publication is the right thing to do. The agencies recognize the importance of completing their work in a timely fashion, and are giving this project high priority."

One purpose of the EIS process is to consider modifications to operating plans that would result in better environmental outcomes. As a result, during the last several months, PolyMet has incorporated several significant improvements such as:

  Minimize wetland impacts. The mining schedule will be modified to allow waste rock backfilling in mined-out portions of the pit and the overburden stockpile will be eliminated so that wetland impacts will be reduced;

  Zero surface water discharge. Mine site water will be collected, treated, and pumped to the plant site where it will be used as process water resulting in zero surface water discharge and a reduced requirement for makeup water; and

  Minimize air emissions. Air emission controls at the crushing and concentrating plants will utilize the best available control technology, going beyond what is required by statute.

Joe Scipioni, PolyMet’s Chief Operating Officer stated, "The agencies are working hard to bring this next step in the EIS process to conclusion. The review process is working, as demonstrated by improvements to the environmental and operational aspects of the project. While we are eager to see completion of the environmental review and permitting, taking the time to do a complete and thorough job on the draft EIS is time well spent. Ultimately, our timeline to commercial start-up is driven by the date the permits are issued."

He continued, "Since joining us in August, LaTisha Gietzen has initiated a program of informing key stakeholder groups from northeastern Minnesota and elsewhere about the project and its impacts on the environment. This program will continue through completion of environmental review and permitting, and beyond."

He concluded, "We are encouraged by the strong political and community support, as well as by the commitment of the various State and Federal agencies involved to produce a timely and thorough analysis of the potential environmental impact of the project."

PolyMet will host a conference call to discuss the EIS and permitting at 12:30 pm Eastern Standard Time on Wednesday, November 7th, 2007.

Call-in Numbers:
Canada: +1 (416) 641-6125
Toll Free: +1 (866) 542-4236
International Toll Free: + (800) 7701-8886

Playback:
Canada: +1 (416) 695-5800, pass code 3241704#
Toll Free: +1 (800) 408-3053, pass code 3241704#

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in mid-2009. The NorthMet project is expected to require approximately one million man-hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:   "William Murray"
          _______________________
          William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media Contact:	Investor Contact:
LaTisha Gietzen	Alex Macdougall
+1 (218) 225-4417	+1 (519) 887-6625
lgietzen@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.